Exhibit (e)(8)

[MFRM Logo]

MFRM • 5815 Gulf Freeway • Houston, TX 77023

May 26, 2016

Dear Karrie Forbes,

I am writing you to inform you that your base salary will be increased from $325,000 to $400,000, effective April 6, 2016. This annualized increase of $75,000 represents a 23.1% increase in pay.

In addition to your salary, you will be eligible to participate in the Company’s management-level bonus program. This program will provide you with the opportunity to earn an annual target bonus award in an amount equal to 50% of your earned wages for the year. Based on the achievement of bonus-award goals, the actual bonus can be in the range of zero percent of earned wages to twice the target bonus percent (100%) of earned wages. Mattress Firm reserves the right to amend or terminate any bonus programs at its discretion.

Equity

Provided that you continue to be an employee of Mattress Firm in this position, you will also be eligible to participate in MFRM’s 2011 Omnibus Incentive Plan, which provides for grants of long-term equity incentives to key employees. Participation would include grants of stock-based equity awards as may be approved by the Compensation Committee of MFRM. Subject to MFRM Compensation Committee approval, you would be entitled to receive annual equity grants with an aggregate value equal to 100% of your base salary. Any equity grant will be subject to the vesting conditions of as set forth in the grant agreement. Additional information regarding the plan and terms of the stock option grant will be provided to you at a future date.

Additionally, as soon as administratively feasible, you will receive a grant of restricted stock with an aggregate grant date value of $250,000. The details of the grant are below.

Proposed Equity Grant	Value	Estimated Shares
Restricted Stock (Time based, 1/4 per year)	$125,000	3,017
Restricted Stock (12.5% Performance, 1/4 per year)	$125,000	5,292

Non-Compete Agreement

Your non-compete agreement will remain as is.

Please indicate your acknowledgment of these changes by signing below no later than May 30, 2016. Congratulations!

Sincerely,

/s/ Abby Ludens

Abby Ludens

Acknowledgement:

/s/ Karrie Forbes	5/26/2016 5:33 AM CT
Karrie Forbes	Date